UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   LODER, RONALD K.
   Loder, Drew & Associates
   31831 Camino Capistrano
   Suite 200
   San Juan Capistrano, CA  92675
2. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, No Par Value |10/25/|S   | |63,000 shares     |D  |41.67      |772,053            |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, No Par Value |10/26/|S   | |6,500 shares      |D  |41.48      |                   |      |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, No Par Value |10/27/|S   | |21,500 shares     |D  |41.28      |                   |      |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Call Option (Obligatio|56.0633 |11/17|J/K | |(1) (1)    |A,D|8/22/|8/22/|Common Stock|215,763|0      |            |   |            |
n to Sell)            |        |/99  |(1) | |           |   |01   |01   |, No Par Val|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ue          |       |       |            |   |            |
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Put Option (Right to S|35.6958 |11/17|J/K | |(1) (1)    |A,D|8/22/|8/22/|Common Stock|215,763|0      |            |   |            |
ell)                  |        |/99  |(1) | |           |   |01   |01   |, No Par Val|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ue          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On November 17, 1999, the reporting person entered into a single pay contract with put and call equivalents with a securities broker, pursuant to which on August 22, 2001 (the "Expiration Date") the reporting person will have the right to receive from the broker the difference between $35.6958 and the Common Stock price of the Company's Common Stock on the Expiration Date for each share subject to the contract, if such Common Stock price is less than $35.6958 on the Expiration Date; and the broker will have the right to receive from the reporting person the difference between the Common Stock price of the Company's Common Stock on the Expiration Date and $56.0633 for each share subject to the contract, if such Common Stock price is greater than $56.0633 on the Expiration Date. The reporting person will have the right to settle any amounts which may be payable to the broker on the Expiration Date in cash or physical delivery of the Shares.
SIGNATURE OF REPORTING PERSON
RONALD K. LODER
DATE
December 10, 1999